UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 2)

AFFINION GROUP HOLDINGS, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
008294209

(CUSIP Number)
Peter S. Lin
 Intermediate Capital Group, Inc.
600 Lexington Avenue, 24th Floor
 New York, NY 10022
 (212) 710-9650

Copy to:
Kelly J. Labritz
Philipp Tamussino
Covington & Burling LLP
620 Eighth Avenue
New York, NY 10018
(212) 841-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)
February 28, 2019

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 008294209
1	NAMES OF REPORTING PERSONS
Metro SPV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,487,391 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,487,391 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 2,487,391 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock: 19.9% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  The Reporting Person is prevented, pursuant to the Issuer’s Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent has been obtained from the U.K. Financial Conduct Authority.  Such consent has not been obtained.

On April 18, 2017, the Reporting Person acquired the Limited Warrant to acquire up to 462,266 shares of Common Stock and Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock.

On May 10, 2017, the Reporting Person acquired New Warrants to acquire up to 849,193 shares of Common Stock (735,657 of which have been exercised and included above) pursuant to an Investor Purchase Agreement in order to provide the Issuer and certain of its affiliates sufficient funds to consummate a refinancing of their outstanding debt securities, and on July 17, 2017 the Reporting person acquired an additional 112,590 New Warrants. On December 20, 2017, the Reporting Person acquired 9,804 Restricted Stock Units (“RSUs”) as director by deputization in respect of Christophe Browne's service on the board of directors of the Issuer, each Restricted Stock Unit representing the right to receive one share of Common Stock upon satisfaction of vesting and settlement conditions.

Because the requisite approval of the U.K. Financial Conduct Authority has not been received the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant, Class C/D Common Stock, the New Warrants and the RSUs.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 9,157,071 shares of Common Stock outstanding as reported by the Issuer in its Schedule 14C filed with the Securities and Exchange Commission on November 26, 2018.

CUSIP No. 008294209
1	NAMES OF REPORTING PERSONS
ICG Strategic Secondaries II GP LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,487,391 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,487,391 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 2,487,391 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock: 19.9% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)  The Reporting Person is prevented, pursuant to the Issuer’s Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent has been obtained from the U.K. Financial Conduct Authority.  Such consent has not been obtained.

On April 18, 2017, the Reporting Person acquired the Limited Warrant to acquire up to 462,266 shares of Common Stock and Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock.

On May 10, 2017, the Reporting Person acquired New Warrants to acquire up to 849,193 shares of Common Stock (735,657 of which have been exercised and included above) pursuant to an Investor Purchase Agreement in order to provide the Issuer and certain of its affiliates sufficient funds to consummate a refinancing of their outstanding debt securities, and on July 17, 2017 the Reporting person acquired an additional 112,590 New Warrants. On December 20, 2017, the Reporting Person acquired 9,804 Restricted Stock Units (“RSUs”) as director by deputization in respect of Christophe Browne's service on the board of directors of the Issuer, each Restricted Stock Unit representing the right to receive one share of Common Stock upon satisfaction of vesting and settlement conditions.

Because the requisite approval of the U.K. Financial Conduct Authority has not been received the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant, Class C/D Common Stock, the New Warrants and the RSUs.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 9,157,071 shares of Common Stock outstanding as reported by the Issuer in its Schedule 14C filed with the Securities and Exchange Commission on November 26, 2018.

CUSIP No. 008294209
1	NAMES OF REPORTING PERSONS
ICG Strategic Equity Associates II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,487,391 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,487,391 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 2,487,391 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock: 19.9% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  The Reporting Person is prevented, pursuant to the Issuer’s Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent has been obtained from the U.K. Financial Conduct Authority.  Such consent has not been obtained.

On April 18, 2017, the Reporting Person acquired the Limited Warrant to acquire up to 462,266 shares of Common Stock and Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock.

On May 10, 2017, the Reporting Person acquired New Warrants to acquire up to 849,193 shares of Common Stock (735,657 of which have been exercised and included above) pursuant to an Investor Purchase Agreement in order to provide the Issuer and certain of its affiliates sufficient funds to consummate a refinancing of their outstanding debt securities, and on July 17, 2017 the Reporting person acquired an additional 112,590 New Warrants. On December 20, 2017, the Reporting Person acquired 9,804 Restricted Stock Units (“RSUs”) as director by deputization in respect of Christophe Browne's service on the board of directors of the Issuer, each Restricted Stock Unit representing the right to receive one share of Common Stock upon satisfaction of vesting and settlement conditions.

Because the requisite approval of the U.K. Financial Conduct Authority has not been received the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant, Class C/D Common Stock, the New Warrants and the RSUs.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 9,157,071 shares of Common Stock outstanding as reported by the Issuer in its Schedule 14C filed with the Securities and Exchange Commission on November 26, 2018.

CUSIP No. 008294209
1	NAMES OF REPORTING PERSONS
Intermediate Capital Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,487,391 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,487,391 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 2,487,391 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock: 19.9% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO/IA

(1)  The Reporting Person is prevented, pursuant to the Issuer’s Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent has been obtained from the U.K. Financial Conduct Authority.  Such consent has not been obtained.

On April 18, 2017, the Reporting Person acquired the Limited Warrant to acquire up to 462,266 shares of Common Stock and Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock.

On May 10, 2017, the Reporting Person acquired New Warrants to acquire up to 849,193 shares of Common Stock (735,657 of which have been exercised and included above) pursuant to an Investor Purchase Agreement in order to provide the Issuer and certain of its affiliates sufficient funds to consummate a refinancing of their outstanding debt securities, and on July 17, 2017 the Reporting person acquired an additional 112,590 New Warrants. On December 20, 2017, the Reporting Person acquired 9,804 Restricted Stock Units (“RSUs”) as director by deputization in respect of Christophe Browne's service on the board of directors of the Issuer, each Restricted Stock Unit representing the right to receive one share of Common Stock upon satisfaction of vesting and settlement conditions.

Because the requisite approval of the U.K. Financial Conduct Authority has not been received the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant, Class C/D Common Stock, the New Warrants and the RSUs.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 9,157,071 shares of Common Stock outstanding as reported by the Issuer in its Schedule 14C filed with the Securities and Exchange Commission on November 26, 2018.

CUSIP No. 008294209
1	NAMES OF REPORTING PERSONS
ICG FMC Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,487,391 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,487,391 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 2,487,391 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock: 19.9% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  The Reporting Person is prevented, pursuant to the Issuer’s Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent has been obtained from the U.K. Financial Conduct Authority.  Such consent has not been obtained.

On April 18, 2017, the Reporting Person acquired the Limited Warrant to acquire up to 462,266 shares of Common Stock and Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock.

On May 10, 2017, the Reporting Person acquired New Warrants to acquire up to 849,193 shares of Common Stock (735,657 of which have been exercised and included above) pursuant to an Investor Purchase Agreement in order to provide the Issuer and certain of its affiliates sufficient funds to consummate a refinancing of their outstanding debt securities, and on July 17, 2017 the Reporting person acquired an additional 112,590 New Warrants. On December 20, 2017, the Reporting Person acquired 9,804 Restricted Stock Units (“RSUs”) as director by deputization in respect of Christophe Browne's service on the board of directors of the Issuer, each Restricted Stock Unit representing the right to receive one share of Common Stock upon satisfaction of vesting and settlement conditions.

Because the requisite approval of the U.K. Financial Conduct Authority has not been received the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant, Class C/D Common Stock, the New Warrants and the RSUs.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 9,157,071 shares of Common Stock outstanding as reported by the Issuer in its Schedule 14C filed with the Securities and Exchange Commission on November 26, 2018.

CUSIP No. 008294209
1	NAMES OF REPORTING PERSONS
Intermediate Capital Group plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,487,391 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,487,391 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 2,487,391 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock: 19.9% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  The Reporting Person is prevented, pursuant to the Issuer’s Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent has been obtained from the U.K. Financial Conduct Authority.  Such consent has not been obtained.

On April 18, 2017, the Reporting Person acquired the Limited Warrant to acquire up to 462,266 shares of Common Stock and Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock.

On May 10, 2017, the Reporting Person acquired New Warrants to acquire up to 849,193 shares of Common Stock (735,657 of which have been exercised and included above) pursuant to an Investor Purchase Agreement in order to provide the Issuer and certain of its affiliates sufficient funds to consummate a refinancing of their outstanding debt securities, and on July 17, 2017 the Reporting person acquired an additional 112,590 New Warrants. On December 20, 2017, the Reporting Person acquired 9,804 Restricted Stock Units (“RSUs”) as director by deputization in respect of Christophe Browne's service on the board of directors of the Issuer, each Restricted Stock Unit representing the right to receive one share of Common Stock upon satisfaction of vesting and settlement conditions.

Because the requisite approval of the U.K. Financial Conduct Authority has not been received the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant, Class C/D Common Stock, the New Warrants and the RSUs.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 9,157,071 shares of Common Stock outstanding as reported by the Issuer in its Schedule 14C filed with the Securities and Exchange Commission on November 26, 2018.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D (as amended from time to time, this “Statement”) jointly filed by Metro SPV LLC (the “SPV”), ICG Strategic Secondaries II GP LP (the “Secondaries Fund GP”), ICG Strategic Equity Associates II LLC (“Equity Associates”), Intermediate Capital Group, Inc. (“ICG, Inc.”), ICG FMC Limited (“ICG FMC”) and Intermediate Capital Group plc (“ICG plc”) (together, the “Reporting Persons”) with the Securities Exchange Commission (the “SEC”) on April 28, 2017, relating to the common stock, $0.01 par value per share (the “Common Stock”), of Affinion Group Holdings, Inc., a Delaware corporation (“Affinion Holdings” or the “Issuer”). Initially capitalized terms used in this Amendment No. 2 that are not otherwise defined herein shall have the same meanings attributed to them in the Statement.  Except as expressly provided herein, all Items of the Statement remain unchanged.
ITEM 1.  SECURITY AND ISSUER
No changes to this Item.
ITEM 2.  Identity and Background.
No changes to this Item.
ITEM 3.  Source or Amount of Funds or Other Consideration.
No changes to this Item.
ITEM 4.  Purpose of Transaction.
Item 4 of this Statement is hereby supplemented as follows:
The Recapitalization
On March 4, 2019, noteholders of Affinion Group’s outstanding Senior Cash 12.5% / PIK Step-Up to 15.5% Notes due 2022 (the “Existing Notes”), which collectively held, as of such date, approximately $647 million (95%) aggregate principal amount of the outstanding Existing Notes (“Consenting Noteholders”), and the lenders holding approximately $904 million (96%) aggregate principal amount of the outstanding term loans and revolving loans under the Existing Credit Agreement (as defined below) (the “Consenting Lenders” and together, with the Consenting Noteholders and the Second Lien Commitment Parties, the “Consenting Stakeholders”) entered into an amended and restated support agreement (the “Support Agreement”) with Affinion Holdings, Affinion Group and certain other subsidiaries. Pursuant to the Support Agreement, each of the Consenting Noteholders agreed to tender its Existing Notes in the Exchange Offer (as defined below) in exchange for its pro rata share of Affinion Holdings’ Class M common stock, par value $0.01 per share (“Class M Common Stock”), New Penny Warrants (as defined below), as applicable, and the right to participate in its pro rata share of the Rights Offering (as defined below). Such shares of Class M Common Stock will be converted immediately following the consummation of the Exchange Offer as a result of the Merger (as defined below) into shares of common stock, par value $0.000001 per share, of Affinion Holdings (the “New Common Stock”).

By executing the Support Agreement, each of the Consenting Noteholders agreed to waive its pre-emptive rights under the Shareholders Agreement, dated as of November 9, 2015, by and between Affinion Holdings and the investors party thereto, as amended (the “Existing Shareholders Agreement”) with respect to the Class M Common Stock, New Common Stock and New Penny Warrants to be issued in connection with the Exchange Offer, the Merger, the Investor Purchase Agreement (as defined below), the Pre-Emptive Rights Offer (as defined below) and upon the conversion of the New Notes (as defined below). To the extent that the issuance of New Common Stock to any investor or group of investors (whether as a result of participation in the Exchange Offer, the Pre-Emptive Rights Offer or pursuant to the Investor Purchase Agreement) would require the consent of, or notice to, any governmental authority (including the U.K. Financial Conduct Authority), and such consent or notice has not been obtained or delivered prior to the settlement of the Exchange Offer, new penny warrants (“New Penny Warrants”) will be issued in lieu of shares of New Common Stock.
The Support Agreement contemplates a restructuring through either (i) an out-of-court transaction (the “Recapitalization”) consisting of a private offer to exchange (the “Exchange Offer”) all of the Existing Notes for (a) shares of Class M Common Stock, which Class M Common Stock will be converted immediately following the consummation of the Exchange Offer as a result of the Merger (as described below) into shares of common stock (“New Common Stock”), par value $0.000001 per share, of Affinion Holdings as the surviving entity and (b) if applicable, the New Penny Warrants or (ii) a prepackaged plan of reorganization (the “Prepackaged Plan”) on terms set forth in the Support Agreement (the “In-Court Restructuring”). In the event that, among other things, by April 6, 2019, (a) holders of 98% of the Existing Notes do not participate in the Exchange Offer or (b) lenders holding 95.5% of the term loans and revolving loans under the Existing Credit Agreement have not agreed to amend the Existing Credit Agreement as contemplated by the Amended Credit Agreement (together, the “Participation Threshold”), the Company will solicit acceptances from all holders of Existing Notes and lender claims under the Existing Credit Agreement to the Prepackaged Plan. As a result of the execution of the Support Agreement by the Consenting Stakeholders, together with the indications of participation by additional lenders and holders described above, the Company currently expects to satisfy the Participation Threshold and consummate the Recapitalization, and does not expect to solicit acceptances to the Prepackaged Plan or further pursue an In-Court Restructuring. Pursuant to the Support Agreement, the Consenting Noteholders agreed to, among other things, validly tender all of their Existing Notes in the Exchange Offer and not withdraw, revoke or rescind any tender, vote or consent contemplated by the Support Agreement, subject to certain exceptions.
Launching concurrently with the start of the Exchange Offer and Consent Solicitation, Affinion Holdings and Affinion Group will also offer (the “Rights Offering”) Eligible Holders who validly tender the Existing Notes in the Exchange Offer on or prior to the Consent Time the opportunity to purchase up to $288.0 million aggregate principal amount of new 18.0% Senior PIK Notes due 2024 (the “New Notes”) of Affinion Group. We will also conduct a separate rights offering to eligible holders of 1% or more of the Existing Common Stock (including all of the Existing Penny Warrants and the Limited Warrant on an as-exercised basis, assuming full physical settlement) as of March 6, 2019, for up to $12.0 million aggregate principal amount of New Notes.
Eligible Holders that validly tender their Existing Notes and deliver their consents after the consent time but at or prior to the expiration time, will be eligible to receive, for each $1,000 principal amount of Existing Notes validly tendered, and not validly withdrawn, the exchange consideration of 14.672467 shares of Class M Common Stock.
In the Exchange Offer, Eligible Holders that validly tender, and do not properly withdraw, their Existing Notes at or prior to the consent time, will be eligible to receive, for each $1,000 principal amount of Existing Notes validly tendered, and not validly withdrawn, the total consideration of the exchange consideration and the right to subscribe to purchase its pro rata portion in the Rights Offering.
The Support Agreement will terminate automatically in the event that, (i) the Recapitalization or the In-Court Restructuring, as applicable, are consummated in accordance with the Support Agreement, (ii) the Recapitalization or the In-Court Restructuring, as applicable, are not consummated in accordance with the Support Agreement by June 3, 2019, which may be extended in writing from time to time by us and the Required Consenting Stakeholders; provided, that no Termination Event (as defined in the Support Agreement) shall be ongoing; or (iii) we and the Required Consenting Stakeholders mutually agree to such termination in writing. In addition, each of the Required Consenting Lenders (as defined in Support Agreement), the Required Consenting Noteholders (as defined in the Support Agreement) and the Second Lien Lenders have the right to terminate the obligations of the Consenting Lenders, Consenting Noteholders and the Second Lien Lenders (as applicable) under the Support Agreement under certain conditions.

New Stockholders’ Agreement
The Support Agreement provides for the terms of a new stockholders’ agreement (the “New Stockholders’ Agreement”), pursuant to which Affinion Holdings and certain investors, including affiliates of Elliott Management Corporation (“Elliott”), the SPV and Mudrick Capital Management, LP (“Mudrick”), will enter into the New Stockholders’ Agreement to replace the Existing Shareholders Agreement that will be terminated in connection with the Merger. Pursuant to the New Stockholders’ Agreement, Elliott, the SPV and Mudrick will together hold substantial control over decisions relating to the Company following consummation of the Recapitalization, including, subject to receiving regulatory approval, the ability to determine the composition of Affinion Holdings’ board of directors and to control other governance and equity liquidity matters in respect of the equity of the Company. Subject to receiving regulatory approval and the satisfaction of certain ownership thresholds, the New Stockholders’ Agreement will contain the right of Elliott to nominate three directors, the right of the SPV to nominate one director, the right of Mudrick to nominate one director, a sixth director to be appointed by mutual agreement of Elliott, the SPV and Mudrick, and that Chief Executive Officer shall serve as the seventh director. The Stockholders’ Agreement will also contain drag-along rights, tag-along rights, rights of first offer and pre-emptive rights, subject to the thresholds set forth in the Stockholders ‘Agreement.
New Registration Rights Agreement
The Support Agreement provides for the terms of a new registration rights agreement (the “New Registration Rights Agreement”), pursuant to which Affinion Holdings and certain investors, including the Consenting Stakeholders, will enter into the New Registration Rights Agreement to replace Affinion Holdings’ existing Registration Rights Agreement, dated as of November 9, 2015, by and among Affinion Holdings and the holders of the Existing Common Stock and certain holders of Class C/D Common Stock (the “Existing Registration Rights Agreement”), which will be terminated in connection with the Merger. The New Registration Rights Agreement will be substantively similar to the Existing Registration Rights Agreement, except that there shall be no registration rights prior to an initial public offering.
Second Lien Financing
The Support Agreement provides for (i) certain waivers to the terms of that certain Commitment Letter dated as of November 14, 2018, delivered to the Company by certain committed lenders under and as defined thereunder (the “Second Lien Commitment Letter”) and (ii) the payment of certain fees and premiums contemplated by the Second Lien Commitment Letter by the issuance of New Notes rather than in cash (the “Amended Repayment Terms”). Each of the SPV, Elliott, affiliates of Empyrean Capital Partners, L.P. (“Empyrean”) and Jefferies LLC (the “Second Lien Commitment Parties” or the “Second Lien Lenders”) have agreed to provide the second lien credit facility as contemplated by the Second Lien Commitment Letter (the “Second Lien Credit Facility”) and grant the waivers to certain terms of the Second Lien Commitment Letter set forth in the Support Agreement with the understanding that the Amended Repayment Terms would be approved by the requisite stockholders and become effective after passage of the applicable 20-day period as set forth below. When effective, the Amended Repayment Terms will provide that upon consummation of the Rights Offering, the Second Lien Commitment Parties will be entitled to (i) a repayment in cash equal to the actual amount funded in cash by such Second Lien Commitment Party under the Amended Second Lien Credit Facility, the amount of all interest actually paid in kind, accrued and unpaid interest, and the amount of all customary indemnity and expense reimbursement obligations due under the documentation for the Amended Second Lien Credit Facility, (ii) a repayment of amounts equal to the Closing Fee in the form of New Notes, (iii) a repayment of amounts equal to the Early Termination Fee in the form of New Notes and (iv) the payment of any other fees, premiums or amounts (if any) owing to the Second Lien Commitment Parties under the Amended Second Lien Credit Facility in the form of New Notes.
Investor Purchase Agreement
On March 4, 2019, affiliates of Elliott Management Corporation (“Elliott”), the SPV LLC, Mudrick Capital Management, LP (“Mudrick”), Empyrean and Corbin Capital Partners, L.P. (collectively, in such capacity, the “Financing Parties”) entered into the amended and restated investor purchase agreement with Affinion Holdings and Affinion Group, whereby the Financing Parties (or affiliates of the Financing Parties) agreed to purchase from the Company an aggregate principal amount of New Notes that are unpurchased in the Rights Offering. The investment under the Investor Purchase Agreement would be made at or about (i) the closing of the Rights Offering, in the case of a Recapitalization, subject to (x) all conditions to the Financing Parties’ obligations under the Investor Purchase Agreement have been satisfied or waived in accordance with the terms thereof, (y) all conditions to the consummation of the Exchange Offer and the Rights Offering have been satisfied or waived in accordance with the terms thereof and (z) all conditions to the occurrence of the effective date of the Recapitalization in accordance with the Support Agreement have been satisfied or waived in accordance with the Support Agreement (other than those conditions that are to be satisfied by action taken upon the effectiveness of the Recapitalization, but subject to the satisfaction or waiver of such conditions upon the effectiveness of the Recapitalization); or (ii) on the effective date of the Prepackaged Plan, in the case of an In-Court Restructuring, subject to (x) all conditions to the Financing Parties’ obligations under the Investor Purchase Agreement have been satisfied or waived in accordance with the terms thereof, (y) all conditions to the consummation of the Prepackaged Plan and the Rights Offering have been satisfied or waived in accordance with the terms thereof and (z) all conditions to the occurrence of the effective date of the In-Court Restructuring in accordance with the Support Agreement have been satisfied or waived in accordance with the Support Agreement (other than those conditions that are to be satisfied by action taken upon the effectiveness of the In-Court Restructuring, but subject to the satisfaction or waiver of such conditions upon the effectiveness of the In-Court Restructuring).
On the closing of the Exchange Offer, the Company shall pay the Financing Parties, in accordance with the terms of the Investor Purchase Agreement, a financing premium of (i) $57 million in aggregate principal amount of New Notes and (ii) New Common Stock equal to 12.5% of the outstanding New Common Stock, after giving effect to the Exchange Offer, the Merger, the Pre-Emptive Offer and the payment of such financing premium (but before giving effect to any dilution from the new management incentive plan and, in the case of the Recapitalization, the New Investor Warrants).

The Merger and Warrant Agreement Amendment
In connection with the contemplated Exchange Offer, on February 28, 2019, the holders of 66-2/3% of the issued and outstanding warrants (the “Existing Penny Warrants”) to purchase common stock, par value $0.01 per share, of Affinion Holdings (the “Existing Common Stock”), issued pursuant to that certain Warrant Agreement, dated as of May 10, 2017, by and between Affinion Holdings and American Stock Transfer & Trust Company, LLC, as transfer agent (the “Existing Warrant Agreement”), consented to an amendment to the Existing Warrant Agreement as a result of which the Existing Penny Warrants, if unexercised, will be mandatorily cashlessly exercised immediately following the consummation of the Exchange Offer but immediately prior to the consummation of the Merger (as defined below). Certain Consenting Stakeholders have informed the Company that they desire to exercise their warrants using full physical settlement, subject to, and effective immediately following, the consummation of the Exchange Offer but immediately prior to the consummation of the Merger. Any investor that properly submits an exercise notice prior to the mandatory exercise will be able to exercise their Existing Penny Warrants for cash in accordance with the terms of the Existing Warrant Agreement. In addition, the SPV, which holds a limited warrant to purchase Existing Common Stock (the “Limited Warrant”), has conditionally exercised for cash its Limited Warrant, subject to, and effective immediately following, the consummation of the Exchange Offer but immediately prior to the consummation of the Merger.
Immediately following the consummation of the Exchange Offer and the exercises of the Existing Penny Warrants and the Limited Warrant, AGHI Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Affinion Holdings (“Merger Sub”), will merge with and into Affinion Holdings with Affinion Holdings as the surviving entity (the “Merger”). The Merger has been approved by the board of directors and stockholders of each of Affinion Holdings and Merger Sub. As a result of the Merger, (i) each holder of Class C Common Stock, par value $0.01 per share, of Affinion Holdings or Class D Common Stock, par value $0.01 per share, of Affinion Holdings (the “Class C/D Common Stock”) that does not properly exercise appraisal rights will receive for each share of Class C/D Common Stock cash equal to $0.01 per share of Class C/D Common Stock held thereby, (ii) each holder of Existing Common Stock, including as a result of the exercise of Existing Penny Warrants and the Limited Warrant as described above, that does not properly exercise appraisal rights will receive for each share of Existing Common Stock 0.091057 New Investor Warrants to be issued by Affinion Holdings (the “New Investor Warrants”) and (iii) each holder of Class M Common Stock will receive for each share of Class M Common Stock one share of New Common Stock of the surviving entity. In connection with the Issuance of the Class M Common Stock, the Company and its stockholders approved an amendment to Affinion Holdings Fourth Amended and Restated Certificate of Incorporation to create a new class of common stock, designated as “Class M Common Stock,” having par value $0.01 per share (the “Charter Amendment”).
Each New Investor Warrant will be exercisable for one share of New Common Stock at any time, subject to required regulatory approval and filings. In order to exercise its New Investor Warrant, a holder of New Investor Warrants will need to submit an exercise notice to Affinion Holdings, together with the exercise price equal initially to approximately $65.00 per share. The exercise price will be calculated based on the equity value implied by a $1.75 billion total enterprise value and actual capitalization at close of the Recapitalization. Initially, each share of New Investor Warrant is convertible into one share of New Common Stock.
The New Investor Warrants will be immediately exercisable upon issuance at the option of the holders thereof, and will be mandatorily redeemable by Affinion Holdings on the fifth year anniversary of the initial issuance thereof, for $0.01 per share.
New Investor Warrants will not be exercisable if the recipient of the New Common Stock to be issued upon exercise has failed to obtain any required consents or waivers from, or failed to file any required notices with, any applicable governmental agency, including the U.K. Financial Conduct Authority.
The New Investor Warrants will not be entitled to participate in dividends on New Common Stock but instead will benefit from customary anti-dilution protections that result in an adjustment of the conversion price when and if dividends, distributions or stock buy-backs are effected. In addition to the anti-dilution adjustments to exercise price in the event of dividends and distributions declared and paid on New Common Stock, the New Investor Warrant has limited and customary anti-dilution adjustments for stock dividends, splits, reverse-splits, reclassifications, reorganizations and similar transformative transactions that alter, amend or modify the New Common Stock.
Upon exercise, such holders will be required to execute joinders to the New Stockholders’ Agreement.
The foregoing summaries of the  of the Support Agreement, Existing Warrant Agreement and the Investor Purchase Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Support Agreement and the Existing Warrant Agreement, respectively, copies of which are incorporated by reference into this Schedule 13D as Exhibit 7.12, Exhibit 7.13 and 7.14, respectively.

ITEM 5.  Interest in Securities of the Issuer.
Paragraph (b) of Item 5 of this Statement is hereby amended and restated as follows:
(b)
Each Reporting Person may be deemed to have shared voting, disposition and investment power with respect to 1,839,777 shares of Common Stock. The Reporting Persons are prevented from exercising the Limited Warrant and from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent have been obtained from the FCA. Such consent has not been obtained. Accordingly, the Reporting Person hereby disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant, Class C/D Common Stock, the New Warrants and the RSUs.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information in Item 6 of this Statement is hereby supplemented as follows:
The information and descriptions set forth in Item 4 are incorporated by reference herein.
ITEM 7.  Material to Be Filed as Exhibits.
Item 7 is hereby amended and supplemented by adding the following document as an exhibit to this Statement:
Exhibit Number	Description of Exhibit
7.12
Form of Amended and Restated Support Agreement, dated as of March 4, 2019, by and among Affinion Group Holdings, Inc., certain of its subsidiaries party thereto, certain noteholders of Affinion Group, Inc.’s outstanding Senior Cash 12.5% / PIK Step-Up to 15.5% Notes due 2022 and certain lenders under Affinion Group, Inc.’s credit agreement dated as of May 10, 2017 (incorporated by reference to Affinion’s Current report on Form 8-K filed March 5, 2019).

7.13
Amendment to the Warrant Agreement, dated as of February 28, 2019, by and among Affinion Group Holdings, Inc., American Stock Transfer & Trust Company, LLC and the holders of two-thirds of the outstanding warrants thereunder (incorporated by reference to Affinion’s Current report on Form 8-K filed March 5, 2019).

7.14
Amended and Restated Investor Purchase Agreement, dated as of March 4, 2019, by and among Affinion Group Holdings, Inc., Affinion Group, Inc., affiliates of Elliott Management Corporation, Metro SPV LLC, an affiliate of ICG Strategic Equity Advisors LLC, Mudrick Capital Management, LP, affiliates of Empyrean Capital Partners, L.P. and Corbin Capital Partners, L.P. (incorporated by reference to Affinion’s Current report on Form 8-K filed March 5, 2019).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2019

METRO SPV LLC By: ICG STRATEGIC SECONDARIES II GP LP, its Managing Member By: ICG STRATEGIC EQUITY ASSOCIATES II LLC, its general partner

By:	Andrew Hawkins
Name:	Andrew Hawkins
Title:	Authorized Signatory

ICG STRATEGIC SECONDARIES II GP LP By: ICG STRATEGIC EQUITY ASSOCIATES II LLC, its general partner

By:	Andrew Hawkins
Name:	Andrew Hawkins
Title:	Authorized Signatory

ICG STRATEGIC EQUITY ASSOCIATES II LLC

By:	Andrew Hawkins
Name:	Andrew Hawkins
Title:	Authorized Signatory

INTERMEDIATE CAPITAL GROUP, INC.

By:	Peter S. Lin
Name:	Peter S. Lin
Title:	Chief Compliance Officer

ICG FMC LIMITED

By:	Peter S. Lin
Name:	Peter S. Lin
Title:	Authorized Signatory

INTERMEDIATE CAPITAL GROUP PLC

By:	Peter S. Lin
Name:	Peter S. Lin
Title:	Authorized Signatory